June 29, 2005

      Mail Stop 4561

Brenda G. Gujral
Director and President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

Re:	Inland American Real Estate Trust
	Registration Statement on Form S-11
	Draft Responses to our letter dated June 23, 2005
      Provided June 28, 2005
      Registration No. 333-122743

Dear Ms. Gujral:

	We have reviewed your draft responses to our letter dated
June
23, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prior Performance of IREIC Affiliates, page 56
1. Please revise to include return of capital for financial reporting purposes. In this connection, if you did not have sufficient net income to make the distribution please revise to disclose the source of the distribution.
2. For Plain English purposes, please relocate the text of footnote 1 of the Cumulative Compound Yield on Principal table to follow the introductory paragraph.

3. Please also revise to disclose how you calculated yield in the Cumulative Compounded Yield on Principal table.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. In addition, please file your draft response letter and material dated June 28, 2005 and all future draft responses on EDGAR as "Correspondence." Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Michael J. Choate, Esq. (via facsimile)



??

??

??

??

Brenda G. Gujral
Inland American Real Estate Trust, Inc.
June 29, 2005
Page 1